

January 5, 2026

Wesley Kaupinen
President and Chief Executive Officer
Palvella Therapeutics, Inc.
353 W. Lancaster Ave., Suite 200
Wayne, PA 19087

> **Re: Palvella Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 2, 2026**
> **File No. 333-292544**

Dear Wesley Kaupinen:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jason Drory at 202-551-8342 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jennifer Porter